August 12, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 31, 2009, and

Forms 10-Q and 10-Q/A for the period ended March 31, 2009

Filed May 11, 2009 and May 18, 2009, respectively

File No. 0-50910

Dear Mr. Spirgel:

StoneMor Partners L.P. (the “Company”) submits the following responses to comments raised in the staff’s letter (the “Comment Letter”) dated July 2, 2009. In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

We ask the staff to note that we are aware that future reports filed with an effective date on or after September 15, 2009 will be governed by the FASB Accounting Standards Codification.

Per Paragraph 6 of Statement of Financial Accounting Standards 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162, (“SFAS 168”), “Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants.” Accordingly, references to SEC rules and regulations discussed herein are expected to continue to be authoritative GAAP upon the implementation of the codification.

As a matter of practicality, certain of your questions and our related responses reference GAAP that will be deemed non-authoritative upon implementation of the codification. Please note that any reference to the adoption of future reporting elements discussed in our responses referenced to such prospective non-authoritative GAAP will be re-evaluated in light of changes to existing GAAP per the codification.

We do not expect that any changes to our responses to your questions due to codification will be material. We base this on the following paragraph included in the summary section of SFAS 168, which states:

Larry Spirgel

August 12, 2009

“In the Board’s view, the issuance of this Statement and the Codification will not change GAAP, except for those nonpublic nongovernmental entities that must now apply the American Institute of Certified Public Accountants Technical Inquiry Service Section 5100, “Revenue Recognition,” paragraphs 38–76 (please note that the referenced AICPA literature refers to software revenue recognition and we have not as of yet determined if such newly authoritative guidance is applicable to us).”

Item 7. Management’s Discussion and Analysis of Financial Condition, page 36

Critical Accounting Policies and Estimates

Revenue Recognition, page 51

1.	We note from page 42 that when you “satisfy the criteria for delivery of pre-need products or perform pre-need services” you “recognize the amounts withdrawn, including amounts previously withdrawn, as revenues.” In regards to satisfying the criteria, tell us whether the risks and rewards of ownership includes the transfer of title of the merchandise in all cases or whether there are any “bill and hold” type arrangements. Tell us why it is appropriate to recognize revenue and the related costs upon the earlier of vendor storage or delivery in your cemetery. Refer to your basis in the accounting literature.

Response:

In the typical course of our business, the Company sells customized merchandise on a pre-need basis. Upon completion of such merchandise, customers may either take receipt of such merchandise or elect to store them at the manufacturer’s licensed and insured warehouse. The typical arrangement involves the customer choosing to store the item. With respect to burial vaults, we install the vaults rather than storing them to satisfy the delivery criteria.

We disclose on page 38 the following:

The criteria for recognizing revenue related to the sale of cemetery merchandise is that such merchandise is “delivered” to our customer, which generally means that:

•	the merchandise is complete and ready for installation; or

•	the merchandise is either installed or stored at an off-site location, at no additional cost to us, and specifically identified with a particular customer; and

•	the risks and rewards of ownership have passed to the customer.

We have no situations of “bill and hold” transactions as defined by Staff Accounting Bulletin No. 104.

Larry Spirgel

August 12, 2009

On March 9, 2001 correspondence was filed with the SEC and was addressed to Mr. Lynn E. Turner, Chief Accountant of the Securities and Exchange Commission. Such correspondence was a Resolution of SAB No. 101 Implementation Issues Pertaining to Service Corporation International and the Death Care Industry (the “Resolution”). The Resolution continues to serve as the general guidance used with regards to revenue recognition of pre-need sales in the death care industry.

The Company would like to reference the following section of the Resolution with regards to pre-need marker sales. While this discussion was limited to marker sales, it is applicable to all pre-need merchandise sales.

In the Resolution, it was concluded with the Staff that revenue from cemetery marker sales is recognized when the following conditions have been met:

•	the marker has been cast/manufactured and engraved for the customer;

•	title and risk of loss have been transferred to the customer;

•	the customer obtains a certificate of ownership;

•	the markers have been properly segregated, identified by customer and stored in a third party bonded and insured facility acceptable to the customer;

•	the markers are not subject to the claims of creditors of the Company or the manufacturer;

•	the customer may pick-up his/her marker at any time;

•	the Company has no further obligation or involvement related to the merchandise;

•	the customer has no cancellation rights after the marker is manufactured (the customer may cancel his/her cemetery contract but the consideration associated with the marker sale is the marker itself).

The Company continues to use the policy outlined above and recognizes revenue in situations in which the Company has no further obligation or involvement related to merchandise sales.

Larry Spirgel

August 12, 2009

Result of Operations, page 55

2.	We note that you reorganized and disaggregated your single reportable segment into five distinct reportable segments. Please revise your MD&A and discuss the profitability measure of each reportable segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

Response:

We respectively submit to the staff that a discussion of results of operations at the segment level would be misleading to the readers of our financial statements.

We manage our cemetery business and present segmented financial information on what we define as an “adjusted operating profit” basis. Adjusted operating profit is equal to operating profit as defined by GAAP accounting principles plus (minus) any increase (decrease) in applicable deferred revenues plus (minus) any decrease (increase) in applicable deferred selling and obtaining costs. This methodology provides for a production based view and accounting of our business as opposed to a delivery based view and accounting of our business and is the measure that is used by our chief operating decision makers to analyze our business.

We present the following table that was included in footnote 13 in our Quarterly Report for the Period Ended March 2009 filed on Form 10 Q (“March 31 Quarterly Report”):

	Cemeteries			Funeral Homes	Corporate	Adjustment	Total
	Southeast	Northeast	West
	(in thousands)
Revenues
Sales	$17,066	$8,221	$6,677	$—	$—	$(9,984)	$21,980
Service and other	6,245	5,680	3,114	—	—	(689)	14,350
Funeral home	—	—	—	6,268	—	—	6,268

Total revenues	23,311	13,901	9,791	6,268	—	(10,673)	42,598

Costs and expenses
Cost of sales	3,785	1,657	1,195	—	3	(1,840)	4,800
Selling	5,510	2,717	1,980	—	138	(2,519)	7,826
Cemetery	4,082	3,027	2,319	—	11	—	9,439
General and administrative	2,689	1,652	1,134	—	4	—	5,479
Funeral home	—	—	—	4,801	—	—	4,801
Corporate	—	—	—	—	5,366	—	5,366

Total costs and expenses	16,066	9,053	6,628	4,801	5,522	(4,359)	37,711

Operating earnings	7,245	4,848	3,163	1,467	(5,522)	(6,314)	4,887

Gain on sale of funeral home	—	—	—	475	—	—	475
Acquisition related costs					(1,586)		(1,586)
Interest expense	1,395	606	686	473	9	—	3,169
Depreciation and amortization	374	246	104	214	372	—	1,310

Earnings (losses) before taxes	$5,476	$3,996	$2,373	$1,255	$(7,489)	$(6,314)	$(703)

Larry Spirgel

August 12, 2009

The information included in each of the segments is based upon the aforementioned concept of adjusted operating profit. Accordingly, the revenues and associated costs of generating such revenues as presented in each segment is on a basis that is inconsistent with current GAAP accounting. The “Adjustment” column reconciles this information to GAAP based numbers on a consolidated basis.

We believe that this disclosure is in conformity with Paragraph 29 of Statement of Financial Standards No. 131’ “Disclosures about Segments of an Enterprise and Related Information”, which states:

“The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.”

Presenting a discussion in our MD&A on a segment by segment basis that is consistent with the information presented in this note would provide for a discussion of non-GAAP financial information and result in a disconnect upon segment information presented in our MD&A and consolidated information in our MD&A.

We believe that an MD&A discussion in accordance with GAAP and an MD&A discussion in accordance with our internal method of producing financial statements and evaluating our business would present a confusing and overly complicated analysis for the financial statement readers.

Additionally, we further justify our conclusion based upon the following information included in Financial Reporting Release No. 36 (Section 501.06):

“In formulating a judgment as to whether a discussion of segment information is necessary to an understanding of the business, a multi-segment registrant preparing a full fiscal year MD&A should analyze revenues, profitability, and the cash needs of its significant segments. To the extent any segment contributes in a materially disproportionate way to those items, or where discussion on a consolidated basis would present an incomplete and misleading picture of the enterprise, segment discussion should be included.”

It is our opinion that:

•	None of our segments contributes in a disproportionately way to our overall revenues, profitability, or cash needs; and

Larry Spirgel

August 12, 2009

•	Discussion on a consolidated basis does not present an incomplete and misleading picture of the enterprise.

The combination of these factors and the aforementioned Adjusted Operating Profit method of segment accounting and reporting leads us to conclude that a discussion of segment results on a non-GAAP basis of accounting does not add value to the readers of our financial statements, rather it would add unnecessary and confusing information that would detract from our overall reporting.

Liquidity and Capital Resources, page 62

3.	Please disclose here and within the footnotes to your financial statements the specific terms of all of your significant debt covenants. Restrictive covenants that prohibit distributions upon defined events of default, restrict investments and sales of assets, appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required financial ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP financial measures, if necessary. See Sections l.D 9 and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

We ask the staff to note that included in our March 31 Quarterly Report was a robust discussion of the changes to our debt covenants due to our entering into the Second Amendment to the Amended and Restated Credit Agreement included in both the Notes to The Financial Statements (Note 7 – pages 14 through 16) and in our MD&A (Liquidity and Capital Resources – pages 39 through 41). This disclosure is as follows:

“The Second Amendment amended financial covenants under the Credit Agreement as follows: (i) for any most recently completed four fiscal quarters, Consolidated EBITDA shall not be less than the sum of $39 million plus 80% of the aggregate of all Consolidated EBITDA for each Permitted Acquisition completed after April 30, 2009; (ii) for any most recently completed four fiscal quarters ending during the following years, Consolidated Fixed Charge Coverage Ratio shall not be less than 1.15x in 2009 through 2011 and 1.20x in 2012 and thereafter; (iii) for any most recently completed four fiscal quarters through and including March 31, 2010, Consolidated Leverage Ratio shall not be greater than 3.75 to 1.0, and for any period of most recently completed four fiscal quarters ending thereafter, 3.50 to 1.0; and (iv) for any most recently completed four fiscal quarters ending during the following years, the Maintenance Capital Expenditures shall not exceed $4.2 million in 2009 through 2010, $4.6 million in 2011 and $5.2 million in 2012 and thereafter.”

Larry Spirgel

August 12, 2009

Upon review, we have noticed that we did not disclose that we were in compliance with our debt covenants as of March 31, 2009. We regret omitting this information that we have historically included in both our annual and quarterly reports. We will include such information on a going forward basis as follows:

“The Company was in compliance with all of its debt covenants as of (report date).”

We have not historically provided any quantitative information relating to our debt covenants. We have instead relied upon the aforementioned disclosure relative to our compliance.

SEC Interpretive Release No. 33-8350 states the following:

There are at least two scenarios in which companies should consider whether discussion and analysis of material covenants related to their outstanding debt (or covenants applicable to the companies or third parties in respect of guarantees or other contingent obligations) may be required.

First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material. That analysis should include, as applicable and to the extent material:

•	The steps that the company is taking to avoid the breach;

•	The steps that the company intends to take to cure, obtain a waiver of or otherwise address the breach;

•	The impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	Alternate sources of funding to pay off resulting obligations or replace funding.

Second, companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing. Examples of these covenants include, but are not limited to, debt incurrence restrictions, limitations on interest payments, restrictions on dividend payments and various debt ratio limits. If these covenants limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance. Disclosure of alternate sources of funding and, to the extent material, the consequences (including but not limited to the cost) of accessing them should also be considered and may be required.

Larry Spirgel

August 12, 2009

With regards to the first point:

We will broaden our disclosure at any point in time where we believe we are reasonably likely to be in breach of our loan covenants or that we are not in compliance with our covenants. Such disclosure will include all of the required elements as noted above.

With regards to the second point, we will begin to include the following disclosure in our June 30, 2009 Report filed on Form 10 Q:

“Included in our debt covenants is a Consolidated Leverage Ratio (the “Leverage Ratio”) that will limit our ability to undertake additional debt financing. The Leverage Ratio compares the total of outstanding debt as of a given date to a calculation of EBITDA as defined in the Second Amendment during the prior 12 months. The Leverage Ratio must be lesser than or equal to 3.75 to 1.0 until March 31, 2010 and 3.50 to 1.0 thereafter. The Leverage Ratio at (report date) was (insert leverage ratio).”

4.	We note that in April 2009 you entered into the Second Amendment to the credit agreement and the Second Amendment to the note purchase agreement where the definitions of “Base Rate”, “Eurodollar Rate” and “Applicable Rate” and some of the financial covenants were amended. Please include a discussion of how the recent economic environment and the related amendments will impact your current and future compliance with your covenants.

Response:

We ask the staff to note that the changes in items such as the “Base Rate”, “Eurodollar Rate” and “Applicable Rate” will result in changes to periodic interest expense. Changes to periodic interest expense will have no impact on our current and future compliance with our debt covenants as such expense is not included in the calculation of calculated EBITDA, which in turn is the only profitability measure included in our covenants.

We further ask the staff to note that there is a section in our MD&A titled “Current Market Conditions and Economic Developments” (beginning on Page 27 in our March Quarterly Report). We have enhanced this section of the MD&A, beginning in the second quarter of 2009, to include a discussion as to how current economic conditions have (are) impacted (impacting) our ability to meet our debt covenants as follows:

Impact on Our Ability to Meet Our Debt Covenants

Current market conditions have not negatively impacted our ability to meet our significant debt covenants. These covenants specifically relate to a certain measure of profitability (the “Profitability Measure”) and certain coverage and leverage ratios as defined in the Second Amendment.

Larry Spirgel

August 12, 2009

The Profitability Measure is primarily related to the current period value of contracts written and their associated expense. We have not seen any material decline in the value of contracts written due to current economic conditions. Additionally, we have seen a relative decline in associated expenses due primarily to an expense reduction initiative began in 2009.

The coverage ratio relates to the excess of the Profitability Measure less distributions made to partners over fixed charges. This ratio has not been negatively impacted in so much that the Profitability Measure has not eroded while distributions paid to partners and fixed charges have remained relatively stable.

The leverage ratio relates to the ratio of consolidated debt to the Profitability Measure. Once again, the Profitability Measure has not eroded which in turn has caused this ratio to stay within an acceptable range.

Note 1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Sale of Cemetery Merchandise and Services, page 76

5.	We note that you defer certain pre-need cemetery and prearranged funeral direct obtaining costs. Tell us how you test for impairment these deferred selling costs including how you determine which pre-need contracts are in loss position.

Response:

A number of companies in the cemetery industry defer certain costs that are incurred due to the acquisition of new contracts. In accordance with paragraph 28 of Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS 60”), we only defer those “costs that vary with and are primarily related to the acquisition of new ( ) contracts”. The pool of costs that we defer includes sales commissions and overrides, and other related personnel costs directly attributable to the acquisition of new contracts.

We calculate the periodic change in the deferred cost asset by dividing total deferrable expenses by total deferrable revenues and multiplying this percentage by the periodic change in deferred revenues. This ensures that there is no change in the relationship of the deferred expense to the deferred revenue. This serves as a prospective recoverability test. For the purpose of this calculation, we would cap deferrable expenses so that they would not exceed deferrable revenues (this has never been the case).

At any given point in time, the future profitability of any in-force contracts is equal to deferred revenues plus any unrealized gains on merchandise trust assets less the sum of

Larry Spirgel

August 12, 2009

deferred costs plus merchandise liabilities plus any unrealized losses on merchandise trust assets.

From an operational and accounting standpoint, the net unrealized gain or loss on merchandise trust assets is included in deferred revenues, net, accordingly we can determine the future profitability of in-force contracts and the recoverability of deferred acquisition costs by subtracting the sum of deferred acquisition costs and merchandise liability from total deferred revenues. If at any point in time this amount would result in a loss, we would immediately write down the value of the deferred cost asset to an amount at which there is no longer a loss.

We do not evaluate our in-force inventory of contracts on an individual basis, nor do we feel that SFAS 60 requires such. Paragraph 32 of SFAS 60 states that “contracts shall be grouped consistent with the enterprise’s manner of acquiring, servicing, and measuring the profitability of its (            ) contracts to determine if a (            ) deficiency exists.”

Our inventory of pre-need contracts is homogeneous in nature. There is no material divergence in acquisition methods for particular groups of contracts nor is there any material divergence in costs to acquire. Additionally, our manner of acquiring and servicing our contracts are consistent through the portfolio. Accordingly, if our overall book of pre-need contracts is recoverable, we have a requisite amount of comfort that such recoverability applies to all of the contracts in our inventory.

Note 5. Merchandise Trusts, page 80

6.	Given that Merchandise Trust investments represent approximately 22% of your total assets as of December 31, 2008, please provide additional insight in your disclosures on how you perform your impairment analysis, including how you determine when there is an other-than-temporary impairment. Include a discussion of your analysis of the expected recovery period. and the factors you considered in determining whether you have the intent and ability to hold the security until its recovery. Refer to the guidance in SFAS 157, 115, FSP FAS 115-1, and SAB Topic 5M.

Response:

We have adopted FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-than-temporary Impairments” (“FSP 115-2”) beginning in the second quarter of 2009.

Amongst other things, FSP 115-2 changes the disclosure requirements related to an investment portfolio to:

•	provide all disclosures required by Statement 115 on a quarterly basis as well as an annual basis;

Larry Spirgel

August 12, 2009

•	provide the disclosures required by FSP 115-1 and 124-1 on a quarterly basis as well as an annual basis;
•	provide various information related to other-than-temporary impairments and whether such impairments are caused by credit losses or for reasons other than credit losses.

Based upon the adoption of FSP 115-2, we will revise our second quarter disclosure related to the merchandise trust and perpetual care trust to read as follows:

Merchandise Trust

At June 30, 2009, the Company’s Merchandise Trust consisted of the following types of assets:

•	Money Market Funds that invest in low risk short term securities;
•	Publicly traded mutual funds that invest in underlying debt securities;
•	Publicly traded mutual funds that invest in underlying equity securities;
•	Equity investments that are currently paying dividends or distributions;
These investments include REITs, Master Limited Partnerships and global equity securities.
•	Fixed maturity debt securities issued by various corporate entities;
•	Fixed maturity debt securities issued by the U.S. Government and U.S. Government agencies;
•	Fixed maturity debt securities issued by U.S. states and local government agencies.

All of these investments are classified as Available for Sale as defined by FASB No. 115. Accordingly, all of the assets are carried at fair value. All of these investments are considered to be either Level 1 or Level 2 assets as defined by FASB No. 157. At June 30, 2009, approximately 85.6% of these assets were Level 1 investments while 14.4% were Level 2 assets.

The cost and market value associated with the assets held in merchandise trusts at December 31, 2008 and June 30, 2009 were as follows:

Larry Spirgel

August 12, 2009

As of December 31, 2008	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market
	(in thousands)
Short-term investments	$26,911	$—	$—	$26,911
Fixed maturities:
U.S. Government and federal agency	5,554	90	(15)	5,629
U.S. State and local government agency	4,477	40	(44)	4,473
Corporate debt securities	3,593	50	(490)	3,153
Other debt securities	10,655	—	—	10,655

Total fixed maturities	24,279	180	(549)	23,910

Mutual funds—debt securities	38,260	—	(9,913)	28,347
Mutual funds—equity securities	96,176	—	(42,959)	53,217

Equity securities	43,881	—	(14,661)	29,220

Total	$229,507	$180	$(68,082)	$161,605

As of June 30, 2009	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market
	(in thousands)
Short-term investments	$16,130	$—	$—	$16,130
Fixed maturities:
U.S. Government and federal agency	7,986	34	(125)	7,895
U.S. State and local government agency	3,906	47	(34)	3,919
Corporate debt securities	3,103	4	(131)	2,976
Other debt securities	11,746	—	—	11,746

Total fixed maturities	26,741	85	(290)	26,536

Mutual funds—debt securities	48,654	12	(8,993)	39,673
Mutual funds—equity securities	96,497	—	(38,038)	58,459

Equity securities	44,163	761	(10,220)	34,704

Total	$232,185	$858	$(57,541)	$175,502

The contractual maturities of debt securities as of December 31, 2008 and June 30, 2009 are as follows:

Larry Spirgel

August 12, 2009

As of December 31. 2008	Less than 1 year	1 year through 5 years	5 years through 10 years	More than 10 years
	(in thousands)
U.S. Government and federal agency	$242	$4,969	$418	$—
U.S. State and local government agency	1,105	1,496	1,270	602
Corporate debt securities	73	1,554	1,408	118
Other debt securities	10,655	—	—	—

Total fixed maturities	$12,075	$8,019	$3,096	$720

As of June 30, 2009	Less than 1 year	1 year through 5 years	5 years through 10 years	More than 10 years
	(in thousands)
U.S. Government and federal agency	$386	$5,406	$2,053	$50
U.S. State and local government agency	730	1,562	1,489	138
Corporate debt securities	53	1,214	1,644	65
Other debt securities	11,746	—	—	—

Total fixed maturities	$12,915	$8,182	$5,186	$253

An aging of unrealized losses on the Company’s investments in fixed maturities and equity securities at June 30, 2009 is presented below:

	Less than 12 months		12 Months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities:
U.S. Government and federal agency	$821	$4	$4,234	$121	$5,055	$125
U.S. State and local government agency	318	4	1,140	30	1,458	34
Corporate debt securities	898	23	1,305	108	2,203	131
Other debt securities	—	—	—	—	—	—

Total fixed maturities	2,037	31	6,679	259	8,716	290

Mutual funds—debt securities	—	—	37,136	8,993	37,136	8,993
Mutual funds—equity securities	—	—	58,459	38,038	58,459	38,038

Equity securities	1,075	263	32,232	9,957	33,307	10,220

Total	$3,112	$294	$134,506	$57,247	$137,618	$57,541

A reconciliation of the Company’s merchandise trust activities for the three and six months ended June 30, 2009 is presented below:

Larry Spirgel

August 12, 2009

Three months ended June 30, 2009

Market Value @ 3/31/2009	Contributions	Distributions	Interest/ Dividends	Capital Gain Distributions	Realized Gain/ Loss	Taxes	Fees	Unrealized Change in Market Value	Change in Accrued Income	Market Value @ 6/30/2009
(in thousands)
$157,210	$5, 953	$(9,820)	$2,407	$(2)	$256	$(634)	$(258)	$20,154	$236	$175,502

$157,210	$5, 953	$(9,820)	$2,407	$(2)	$256	$(634)	$(258)	$20,154	$236	$175,502

Six months ended June 30, 2009

Market Value @ 12/31/2008	Contributions	Distributions	Interest/ Dividends	Capital Gain Distributions	Realized Gain/ Loss	Taxes	Fees	Unrealized Change in Market Value	Change in Accrued Income	Market Value @ 6/30/2009
(in thousands)
$161,605	$15,542	$(20,011)	$4,676	$130	$(3)	$(709)	$(470)	$14,862	$(120)	$175,502

$161,605	$15,542	$(20,011)	$4,676	$130	$(3)	$(709)	$(470)	$14,862	$(120)	$175,502

The Company deposited $16,820 and $5,953 and withdrew $35,365 and $9,820 from the trusts during the three month period ended June 30, 2008 and 2009, respectively. The company deposited $26,607 and $15,542 and withdrew $40,686 and $20,011 from the trusts during the six months ended June 30, 2008 and 2009, respectively. During the three months ended June 30, 2008, purchases and sales of securities available for sale included in trust investments were $69,285 and $70,122, respectively. During the three months ended June 30, 2009, purchases and sales of securities available for sale included in trust investments were $33,739 and $34,452, respectively. During the six months ended June 30, 2008, purchases and sales of securities available for sale included in trust investments were $227,175 and $161,289, respectively. During the six months ended June 30, 2009, purchases and sales of securities available for sale included in trust investments were $67,535 and $65,786, respectively.

Other-than-temporary Impairments

The Company determines whether or not the impairment of a fixed maturity debt security is an other-than-temporary impairment by first evaluating each of the following:

•	Whether it is the Company’s intent to sell the security. If there is intent to sell, the impairment is considered to be other than temporary.

•	If there is no intent to sell, the Company evaluates if it is not more likely than not that the Company will be required to sell the debt security before its anticipated recovery.

With regards to the first consideration, the Company’s investment guidelines dictate that no securities that are in a loss position should be sold without the express consent of its senior financial management team. At June 30, 2009, the Company did not have the intent of selling any debt securities that are in a loss position.

Larry Spirgel

August 12, 2009

With regards to the second consideration, the asset base of the trust is configured so that there is a sufficient corpus of highly liquid money market funds that can be liquidated at cost so as to fund any overall periodic net cash outflows out of the trust. On a quarterly basis, management evaluates the sufficiency of these liquid assets as a multiple of net cash outflows from the trust as shown for the trailing 12 months in the table below:

	For the three months ended
	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09
	(in thousands)
Beginning cost basis	$214,703	$221,828	$223,112	$224,969
Ending cost basis	221,828	223,112	224,969	224,595

Increase (decrease) in cost basis	7,125	1,284	1,857	(374)

Ending short-term investments	$20,784	$26,911	$14,619	$16,130

Ratio of ending short-term investments to decrease in cost basis	n/a	n/a	n/a	43.13

n/a	reflects the fact that there is a net cash inflow into the trust.

The Company believes it is not more likely than not that the Company will be required to sell debt securities in an impaired position before its anticipated recovery and accordingly the Company has not recorded any other-than-temporary impairments based upon intent to sell or need to sell.

The Company has further evaluated whether or not assets in the merchandise trust have an other-than-temporary impairment based upon a number of criteria, including the following:

Fixed Maturity Debt Securities

•

The Company assesses the overall credit quality of each issue by evaluating its credit rating as reported by any credit rating agency. The Company also determines if there has been any downgrade in its creditworthiness as reported by such credit rating agency.

•	The Company determines if there has been any suspension of interest payments or any announcements of any intention to do so.

•	The Company evaluates the length of time until the principal becomes due and whether the ability to satisfy this payment has been impaired.

Equity Securities

•	The Company evaluates whether or not we have the intent and ability to hold a security until such time that it recovers its value. As the Company invests

Larry Spirgel

August 12, 2009

primarily for income, the Company would not normally divest of an impaired security unless there was degradation in the income stream.

•	The Company compares the proportional decline in the value of an individually impaired security to the overall sector decline as measured via certain specific indices.

•	The Company determines whether there has been further periodic decline from prior periods or whether there has been a recovery in value.

For all securities

•	The company evaluates the length of time that a security has been in a loss position.

•	The Company determines if there is any publicly available information that would cause us to believe that impairment is other-than-temporary in nature.

For the three months ended June 30, 2009, the Company determined that the following securities were other than temporarily impaired:

Security	Original Amortized Cost	Revised Cost Basis	Other than Temporary Impairment
	(in thousands)
RH Donnelley Corp	$54	$4	$50
General Motors	12	6	6

Total	$66	$10	$56

Both of these impaired securities are debt securities. For each of these other-than-temporary impairments, the Company has determined whether such impairment is due to a credit loss or for a reason other than a credit loss. A credit loss is equal to the excess of the pre-impairment amortized cost over the present value of expected future cash flows. Other-than-temporary impairments related to credit losses are included in Deferred revenues, net as Deferred Credit Losses. Other-than-temporary impairments related to reasons other than credit losses are included in Deferred revenues, net as Deferred unrealized losses.

The Company has determined that $50 thousand, out of the $56 thousand of the other-than-temporary impairments recorded in the second quarter of 2009 were due to credit losses while the remaining $6 thousand were due to reasons other than credit losses.

Larry Spirgel

August 12, 2009

(We ask the staff to note that beginning in the third quarter of 2009 we will begin to provide a roll-forward of other-than-temporary impairments due to credit losses).

The Company has determined that all of the other impairments are not other than temporary.

This assessment was made based upon the following:

•	The Company has no intent of selling any impaired debt securities nor is it more likely than not to have to sell these securities before they recover in value.

•	The Company has the intent and ability to hold impaired equity securities until such time that they recover in value.

•	The impairments are due to macroeconomic conditions as opposed to any issuer specific issues.

•	There has been no suspension in the income stream of the impaired securities.

Note 10. Retirement Plans, page 91

Restricted Units and Phantom Units.

7.	Please provide the disclosures outlined in paragraph 64, A240 and A241 of SFAS No. 123(R), as applicable with respect to these stock-based compensation awards. If you do not believe these disclosures are required, please explain in detail your basis or rationale for this conclusion. Also, explain to us how you present and account for the gains or losses resulting from the issuance of restricted and phantom units under the plans, if at all, and how it complies with the requirements of Question 6 of SAB Topic 5.H.

Response:

We ask the staff to note that we have included detailed disclosures related to our in-force unit-based compensation plans in Note 10 in our Annual Report on Form 10-K for the Year Ended December 31, 2008 (“2008 Annual Report”). We provide for the staff’s benefits an analysis of these disclosures as they relate to the requirements included in Paragraphs 64, A240 and A 241 of SFAS 123 (R).

Requirement:

A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. An entity shall

Larry Spirgel

August 12, 2009

disclose the method it uses for measuring compensation cost from share-based payment arrangements with employees.

Disclosure:

Our disclosure includes a discussion of all these pertinent items with the exception of the requisite service period and other substantive conditions. We will broaden our disclosure to include those items beginning year end 2009.

Requirement:

For the most recent year for which an income statement is provided:

(1) The number and weighted-average exercise prices (or conversion ratios) for each of the following groups of share options (or share units): (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.

(2) The number and weighted-average grant date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock), for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.

Response:

We would refer the staff to the following tabular information included in Note 10 of our 2008 Annual Report. We believe that this information includes all of the requisite information included in this requirement.

The following table sets forth the LTIP restricted phantom unit activity for the periods indicated:

Larry Spirgel

August 12, 2009

	Years ended December 31,
	2006	2007	2008
	(in thousands)
Outstanding, beginning of period	—	381,903	296,159
Granted (1)	381,903	4,381	7,396
Matured	—	90,125	90,125
Forfeited	—	—	—

Outstanding, end of period	381,903	296,159	213,430

Non-cash compensation expense recognized (in thousands) (2)	$1,212	$4,741	$2,262

(1)	The weighted-average price for phantom unit awards on the date of grant was $21.22, $24.92 and $16.53 for awards granted for the year ended December 31, 2006, 2007 and 2008, respectively.

(2)	Includes $0.6 million in unit-based compensation related to the grant of Class B units in the Company's general partner to two senior executives.

A summary of UARs activity for the years ended December 31, 2006, 2007 and 2008 follows:

	Year ended December 31, 2008
	Shares	Weighted-average exercise price per share	Weighted-average fair value price per share
Outstanding at the beginning of the year	120,000	$24.14	$2.47
Granted	—	$—	$—
Exercised	—	$—	$—
Forfeited	—	$—	$—

Outstanding, end of year	120,000	$24.14	$2.47
Exercisable, end of year	60,000	$24.14	$2.47

Requirement:

For each year for which an income statement is provided:

(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

Response:

Larry Spirgel

August 12, 2009

We ask the staff to note that the tables provided in the previous response include the weighted-average grant-date fair value of the awards.

With regards to (2) above, there were no options exercised and none of our awards are liability based. The total fair value of restricted phantom units vested is included in the table above while the total fair value of UAR’s vested is included in the disclosure as follows:

“Total compensation expense for UARs was approximately $28,000, $150,000 and $80,000 for the years ended December 31, 2006, 2007 and 2008, respectively.”

Requirement:

For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:

(1) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) outstanding.

(2) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) currently exercisable (or convertible).

Response:

We refer the staff to the following tabular information included in Note 10 of our 2008 Annual Report. We believe that this information includes all of the requisite information included in this requirement.

	UAR's Outstanding				UAR's Outstanding
Range of exercise prices per unit	Number Outstanding	Weighted average Remaining Contractual Term (in years)	Weighted average exercise price per unit	Aggregate Intrinsic Value	Number Exercisable	Weighted-average Remaining Contractual Term (in years)	Weighted-average exercise price per unit
$ 24.14	120,000	1.53	$24.14	$296,400	60,000	1.53	$24.14

Requirement:

For each year for which an income statement is presented:

(1) A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements.

Larry Spirgel

August 12, 2009

(2) A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):

(a) Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.

(b) Expected volatility of the entity’s shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.

(c) Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.

(d) Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk free rates used.

(e) Discount for post-vesting restrictions and the method for estimating it.

Response:

We refer the staff to the following qualitative and tabular information included in Note 10 of our 2008 Annual Report. We believe that this information includes all of the requisite information included in this requirement.

The fair value of each unit appreciation right granted is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

Larry Spirgel

August 12, 2009

December 31, 2006
Expected dividend yield	7.90%
Risk-free interest rate	4.50%
Expected volatility	24.20%
Expected life (in years)	3.53

Requirement:

An entity that grants equity or liability instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240(a)–(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation

Response:

Our disclosure related to unit-based compensation provides for separate discussions of the different awards included in our plan.

Requirement:

For each year for which an income statement is presented:

(1) Total compensation cost for share-based payment arrangements (a) recognized in income as well as the total recognized tax benefit related thereto and (b) the total compensation cost capitalized as part of the cost of an asset.

(2) A description of significant modifications, including the terms of the modifications, the number of employees affected, and the total incremental compensation cost resulting from the modifications.

Response:

With regards to requirement (1), we will broaden our disclosure beginning in 2009 to include the following related to any income tax impact related to unit-based awards and the amount of award (if any) capitalized.

“There was no income tax impact related to unit-based awards” or alternatively “The Company recognized an income tax benefit (expense) of (amount) related to unit based awards during the years ended (insert applicable years)” and;

Larry Spirgel

August 12, 2009

“No unit-based awards were capitalized during the years ended (insert applicable years)”.

With regards to requirement (2), there were no modifications of awards during the past fiscal year. We will broaden our disclosure beginning in 2009 as follows:

“There were no modifications made to any existing unit-based award during the years ended (insert applicable years).”

Requirement:

As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Response:

We refer the staff to the following qualitative information included in Note 10 of our 2008 Annual Report. We believe that this information includes all of the requisite information included in this requirement.

“As of December 31, 2008, there was approximately $38,000 of unrecognized compensation cost related to non-vested UARs. Such cost is expected to be recognized over a weighted-average period of 0.75 years.”

Requirement:

If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.

Response:

We will broaden our disclosure beginning in 2009 as follows:

“There was no cash received during the years ended (insert applicable years) due to the exercise of unit-based options” and;

“The Company recognized (insert amount) in tax benefits due to exercised stock options during the years ended (insert applicable years)”.

Requirement:

If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.

Larry Spirgel

August 12, 2009

Response:

We will broaden our disclosure beginning in 2009 as follows:

“There was no cash utilized during the years ended (insert applicable years) to settle equity instruments granted under share-based payment arrangements.”

Requirement:

A description of the entity’s policy, if any, for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). If as a result of its policy, an entity expects to repurchase shares in the following annual period, the entity shall disclose an estimate of the amount (or a range, if more appropriate) of shares to be repurchased during that period.

Response:

We will broaden our disclosure beginning in 2009 as follows:

“The Company issued (insert amount) units due to the exercise of unit options (or other) during the years ended (insert applicable years). These units were issued as new units, the source of which was (insert applicable source).”

With regards to the staff’s second point that asked us to “explain to us how you present and account for the gains or losses resulting from the issuance of restricted and phantom units under the plans, if at all, and how it complies with the requirements of Question 6 of SAB Topic 5.H.”, we respectfully submit the following:

It is our understanding that Topic 5 H (which has been subsequently rescinded as of June 4, 2009 per SAB 112) relates to the sale of stock by a subsidiary. Question 6 specifically asks:

“How should the registrant disclose the accounting for issuances of a subsidiary’s stock in the consolidated financial statements?”

The restricted and phantom units issued via our unit-based compensation plan are our own (the registrants) shares. They are not shares in a subsidiary. Accordingly, it would appear to us as if Topic 5 H is not applicable. We account for the issuance of these shares in accordance with SFAS 123 R wherein we recognize compensation expense in an amount equal to the fair value of vested units. We offset this expense against partners’ capital.

Item 11. Executive Compensation, page 110

Larry Spirgel

August 12, 2009

8.	We note, in the fifth paragraph on page 111, that you have established an Annual Cash Incentive Bonus program and the payouts under that program are partly determined by your company achieving a minimum EBITDA goal for 2008. We also note that the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table on page 113 discloses that no payments were made under the Annual Cash Incentive Bonus program for 2008. It appears, therefore, that you did not meet your minimum EBITDA goal.

In future filings, notwithstanding your failure to achieve performance targets, please disclose any performance targets that are used to determine the amount of a material compensation element unless you meet the requirements of Instruction 4 to Item 402(b) of Regulation S-K; and, in that event, please discuss how difficult it will be for you or your NEO to achieve the undisclosed performance target.

Also, please confirm whether no cash payments were made under the Annual Cash Incentive Bonus program because you failed to achieve the minimum EBITDA goal or the compensation committee exercised its discretion to reduce the cash payments to zero notwithstanding the achievement of the EBITDA goal. See Item 402(b)(2)(vi).

Response:

We ask the staff to note that while we do not think we meet the requirements of Instruction 4 to Item 402(b) of Regulation S-K, we believe that we have met the disclosure requirements related to the performance targets that are used to determine our Annual Cash Incentive bonus insomuch that we have disclosed that such targets are based upon an EBITDA goal.

Item 402 (b) of Regulation S-K notes that the following items should be disclosed relative to executive compensation:

a.	Compensation Discussion and Analysis

Discuss the compensation awarded to, earned by, or paid to the named executive officers. The discussion shall explain all material elements of the registrant’s compensation of the named executive officers. The discussion shall describe the following:

i.	The objectives of the registrant’s compensation programs;

ii.	What the compensation program is designed to reward;

iii.	Each element of compensation;

iv.	Why the registrant chooses to pay each element;

Larry Spirgel

August 12, 2009

v.	How the registrant determines the amount (and, where applicable, the formula) for each element to pay; and

vi.	How each compensation element and the registrant’s decisions regarding that element fit into the registrant’s overall compensation objectives and affect decisions regarding other elements.

We believe that our disclosures made on pages 110 through 112 in our 2008 Annual report meets the requirements of items i through iv and vi without exception.

With regards to item v, as the staff pointed out, we state on page 111 that the Annual Cash Incentive Bonus is based upon a calculation of internally developed EBITDA. We believe that this satisfies the criteria related to how we determine the amount of the compensation element. We note that we have not provided a quantitative discussion of the calculation. It is our opinion that providing this would be confusing to the reader insomuch that this is based upon non-GAAP information which is proprietary to the company and that cannot be readily reconciled to the financial statements. We would propose enhancing footnote (5) to the table on page 113 of our 2008 Annual Report beginning in 2009 to include the following:

“The Bonus amount shown is equal to the amount distributed under our Annual Cash Incentive Program as defined on page (insert page #). Payments under this plan are based upon attaining an internally generated calculation of EBITDA. The minimum EBITDA requirements for the years ended (insert the applicable years) were (insert amounts). Total EBITDA generated for the years ended (insert the applicable years) were (insert amounts) and accordingly we paid bonuses of (insert amounts) during the years ended (insert applicable years).

Additionally, we would like to confirm that no cash payments were made under the Annual Cash Incentive Bonus program due to our failure to achieve the minimum EBITDA goal and not as a result of the compensation committee exercising its discretion to reduce the cash payments to zero. Furthermore, we will include this information in prospective reports should payments not be made.

*        *        *        *        *

In connection with responding to the foregoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Larry Spirgel

August 12, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (215) 826-2800.

Sincerely,

/s/ WILLIAM R. SHANE

William R. Shane

Executive Vice President and

Chief Financial Officer of

StoneMor GP LLC, General Partner of StoneMor

Partners L.P.

cc:	Joe Cascarano, Staff Accountant
Ivette Leon, Assistant Chief Accountant
Ajay Koduri, Special Counsel
Kathleen Krebs, Special Counsel